Date of Request: August 28, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

RE:  Hacer, Inc. Request to Withdraw Registration Statement on Form S-1

(File No. 333- 173247) Filed: April 1, 2011

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Computer Solutions, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrants registration statement on Form S-1 (File No. 333-173247), together with all amendments and exhibits thereto (collectively, the “Registration Statement”).   The Registration Statement was filed with the Commission on April 1, 2011.

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time.   The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.   The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.   However, the Registrant requests in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

Please send copies of any written order granting withdrawal of the Registration Statement  that the Commission may issue to the undersigned at the address above on this letter with a copy to Registrant’s counsel, Abbey Ertz, Esq. by fax at (619) 795-8400.   If you have any questions with respect to this matter please contact Abbey Ertz, Esq. at (619) 840-4566.

By: /s/ Stephen A. Schramka

Stephen A. Schramka, President

Hacer, Inc.